UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Second Amendment

Under the Securities Exchange Act of 1934

MAMAMANCINI’S HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

57660106

(CUSIP Number)

Carl Wolf

9 Vose Avenue, Apt. 322

South Orange, NJ 07079

(201) 531-1212

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Carl T. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,509,557
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,509,557
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,509,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.77%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSON Marion F. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER* 0
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER* 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,509,577*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.77%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 3, below.

Item 1. Security and Issuer.

The statement (“Statement”) relates to shares of common stock, par value $0.00001 per share (the “Common Stock”), of MamaMancini’s Holdings, Inc., a Nevada corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 25 Branca Road, East Rutherford, NJ 07073.

Item 2. Identity and Background

The Statement is being filed by Carl T. Wolf (“Mr. Wolf”) and Marion F. Wolf (“Ms. Wolf”). Mr. Wolf is the Chief Executive Officer of the Company with an address at 9 Vose Avenue, Apt. 322, South Orange, NJ 07079. Ms. Wolf is the wife of Carl T. Wolf and resides at 9 Vose Avenue, Apt. 322, South Orange, NJ 07079. Both Mr. and Ms. Wolf are United States citizens.

During the last five years neither Mr. Wolf nor Ms. Wolf have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. and Ms. Wolf acquired the reported 5,509,557 shares of the Company’s common stock as follows:

(a) On January 24, 2013, pursuant to an Acquisition Agreement and Plan of Merger by and among, the Company, Mascot Properties Acquisition Corp., David Dreslin and MamaMancini’s, Inc., Mr. Wolf was appointed Chief Executive Officer and was issued 5,154,255 shares of the Company’s common stock and (b) between January 24, 2013 and April 30, 2016, the reporting person acquired an additional 355,302 shares of the Company’s common stock, principally in the form of compensation by stock in lieu of cash and purchases in the open market. (the aforementioned stock is collectively referred to as the “Shares”). Ms. Wolf is the wife of Mr. Wolf and the Shares are held jointly, however, Mr. Wolf maintains full voting control of the Shares.

Item 4. Purpose of Transaction.

Neither Mr. Wolf nor Ms. Wolf have any current plans or proposals which relate to or would result in: (a) the acquisition by either Mr. or Ms. Wolf of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. and Ms. Wolf beneficially own 5,509,557 shares of the issued and outstanding common stock of the Company. Such amount represents 20.77% of the total issued and outstanding shares of the Company’s common stock as of the date hereof.

(b) Mr. Wolf holds sole voting and dispositive power over the Shares as issued to him.

(c) Other than disclosed below, there were no transactions by Mr. or Ms. Wolf in the Issuer’s Common Stock during the last 60 days:

On April 30, 2016, Mr. Wolf received 76,531 shares of Company stock in lieu of cash compensation for the period February 1, 2016 through April 30, 2016.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Wolf and Ms. Wolf.

(e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Mr. Wolf or Ms. Wolf, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Wolf, Ms. Wolf and/or any other person, with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2016

/s/ Carl T. Wolf
Carl Wolf

/s/ Marion F. Wolf
Marion F. Wolf